         Your Partners in Global Value Investing

The Mundoval Fund Approach

The Mundoval Fund follows a value philosophy by investing in businesses throughout the world that are believed to be selling at a discount to their actual or intrinsic worth.

Investing globally provides a greater number of opportunities to select from, and the potential to reduce risk and enhance rates of return through diversification in stock markets worldwide.

The fund typically invests 30-50% of its assets in international businesses.

Long Term Value Investing

Day-to-day stock prices often change more rapidly and drastically than a company’s fundamental, or intrinsic value.

The Mundoval Fund seeks to make long-term investments in businesses that are trading beneath our estimate of their intrinsic value.

We believe buying companies at a discount may provide a “margin of safety” against the risk of further price declines.

“Price is what you pay. Value is what you get”

-Warren Buffett

Determining Intrinsic Value

To determine intrinsic value, we estimate what a company’s potential future cash flows would be worth today. We seeks companies with:

Simple, easy to understand business models.

A consistent history of generating free cash flow.

Favorable long-term economic prospects. Industry prominence. Management teams committed to building shareholder wealth.

An attractive price relative to intrinsic value.

We are business owners and invest for the long-term; we are not short-term stock speculators.

A Consistent Approach

The Mundoval Fund applies the same investment process consistently, regardless of broader market conditions:

  Seek high-quality businesses, worldwide.
  Purchase at a discount to intrinsic value creating a margin of safety.
  Invest for the long-term.

What Makes Mundoval Different?

Fund management team invested in Mundoval alongside clients.

Long-term, multi-year investment horizon.

Low average portfolio turnover.

Concentrated portfolio of manager’s top investment ideas.

Consistent investment approach through market cycles.

“The speculator's primary interest lies in anticipating and profiting from market fluctuations. The investor's primary interest lies in acquiring and holding suitable securities at suitable prices.”

-Benjamin Graham

Mundoval Fund Facts

Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Average Holdings	30 - 40
Average Portfolio Turnover	15% - 25%
Expense Ratio	1.50%

No sales loads or distribution fees

Contact Us to Learn More info@mundoval. com (858) 454-4837 7855 Ivanhoe Avenue, Suite 210 La Jolla, CA 92037 www.Mundoval .com

You should consider the investment objectives,
risks, charges and expenses of the fund care-
fully before investing. The prospectus contains
this and other information about the fund. You
may obtain a prospectus by calling 1-877-59-
FUNDS. The prospectus should be read care-
fully before investing.